July 8, 2022

Via EDGAR and Email

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	Selina Hospitality PLC (f/k/a Selina Holding Company, UK Societas)

Amendment No. 3 to Draft Registration Statement on Form F-4

Submitted July 8, 2022

CIK No. 0001909417

Dear Sir or Madam:

We are submitting this letter to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on behalf of our client, Selina Hospitality PLC (f/k/a Selina Holding Company, UK Societas) (the “Company”), in respect of the Company’s Draft Registration Statement on Form F-4 that was confidentially submitted to the Commission by the Company on February 8, 2022 and subsequently amended by Amendment No. 1 thereto, confidentially submitted to the Commission on March 31, 2022 and Amendment No. 2 thereto (“Amendment No. 2”), confidentially submitted to the Commission on July 1, 2022 (as so amended, the “Registration Statement”).

Concurrently with the delivery of this letter, the Company has confidentially submitted to the Commission via EDGAR an amendment to the Registration Statement (“Amendment No. 3”) solely to include the conformed signature of Baker Tilley US, LLP, the Company’s independent auditor, in the report of independent registered public accounting firm relating to the Company’s consolidated financial statements (the “Audit Report”), which conformed signature was inadvertently omitted in Amendment No. 2. The Audit Report was signed by Baker Tilley US, LLP and delivered to the Company prior to the submission of Amendment No. 2, but the conformed signature line was inadvertently omitted from the version of the Audit Report included in such submission.

Please contact me at +44.20.3201.5597 or Benjamin Stein at +1.617.341.7775 with any questions or further comments regarding our response to the Staff’s comments.

Sincerely,

/s/ Tomasz Wozniak

Tomasz Wozniak
Morgan, Lewis & Bockius UK LLP

cc:	Rafael Museri, Selina Hospitality PLC
Jon Grech, Selina Hospitality PLC
Zachary Davis, King & Spaulding LLP